FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____             No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____             No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____             No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	English Translation of the Supplement dated June 30, 2005 to the Document de Référence N° D.04-1542 filed with the Autorité des marchés financiers on November 25, 2004.

2

Item 1

JUNE 30, 2005 SUPPLEMENT TO THE « DOCUMENT
DE REFERENCE » N° D.04-1542 FILED WITH THE
AUTORITES DES MARCHES FINANCIERS ON
NOVEMBER 25, 2004

Copies of the Document de Reference and this supplement are available, free of charge, upon demand at Sodexho Alliance headquarters and also on Sodexho’s website (www.sodexho.com) and AMF’s website (www.amf-france.org).

SODEXHO ALLIANCE – Société Anonyme au capital de 636 105 652 euros - Siège social : 3, avenue Newton
78180 Montigny-le-Bretonneux – 301 940 219 RCS VERSAILLES

This document is a translation of the supplement to the “Document de Référence” filed with the Autorité des marchés financiers on June 30, 2005, in accordance with section 211-6 of the AMF general regulations. It is a supplement to the “Document de Référence“ filed with the Autorité des marchés financiers on November 25, 2004 N° D.04-1542. It may be used for a financial operation, if an operation notice approved by the AMF is attached to it.

Pursuant to the request of the AMF, and confirming the information contained in the Document de Reference for Fiscal Year 2004, the following information supplements the Document de Reference filed with the AMF on November 25, 2004.

- Information pertaining to the Risk Factors Chapter :

Exchange and interest rate risk

This sub-section is supplemented by the following table concerning interest rate risk:

(in millions of euro)	Notes	≤ 1 year	1 to 5 years	≥ 5 years

Financial borrowings (a)	1	802	1 300	26
Marketable securities and cash (b)	2	1 120		-
Total (c) = b – a	3	-318	1 300	26
Off balance Sheet (d)	4	0	0	0
Total (e) = c + d		-318	1 300	26

Total (e), ≤ 1 year		-318
1 % increase of short term interest	5	1%
Average term (in years)		1.0
Cumulative impact of an increase of 1% (f)	6	-3
Net financial interest for Fiscal Year 2004 (g)		111
Total (h) = f / g		-3%

Note
1	By definition, the term of a financial borrowing with a variable interest rate is classified by the term for the renegotiation of the interest rate. Therefore, the 802 million euros in the category ≤1 year includes longer liabilities with a variable interest rate for which the renegotiation of the interest rate will occur within one year or less.

2	- The amount does not include 89 million euros of treasury shares.
- A large part of this amount comes from the Service Vouchers and Cards activity in which revenues include interest earned from funds generated by the activity.

3	A negative amount means net asset.

4	As of August 31, 2004, no term for any interest rate swap was beyond the end of fiscal year 2004, and therefore these interest rate swaps have no net impact on fiscal year 2005.

5	This increase of 100 basis points was applied to all Group borrowings, regardless of currency.

6	A negative amount means income.

This sub-section is also supplemented by the following table concerning exchange risk:

	in million euro

	USD	GBP	Other
Closing rate	0,825696	1,480385	currencies

- Monetary asset
- Net working capital (asset)	474	29	313
- Net deferred taxes	85	-6	-4
- Cash & cash equivalent	91	85	370
- Total monetary asset	650	108	679
- Monetary liability
- Borrowings	707	131	32
- Net working capital (liability)	890	250	649
- Total monetary liability	1597	381	681

- Net monetary position before
Off-balance sheet commitments	-947	-273	-2
- Off-balance sheet commitments
- Net monetary position after
Off-balance sheet commitments	-947	-273	-2

Impact of change in 1 cent of currency	-11	-2	Ns

The following sub-sections have been added to the chapter :

Liquidity risk

Information concerning liquidity risk in the “Document de Reference” is contained in notes 18 and 19 of the consolidated financial statements.

Stock market risk

The stock portfolio, listed as marketable securities, primarily consists of Sodexho Alliance shares to fulfil our obligations with respect to stock-option plans.

	Treasury		Other
	shares		shares

(in euro)
Price on August 31, 2004	21.5

(in million euro)
Assets	89		3
Off-balance sheet commitments	0		0
Net global position	89		3

Impact on Income before tax, of a 10%	-6.5	(*)	ns
decrease of the Price

* Impact is calculated on the number of Sodexho Alliance shares held by the Group as of August 31, 2004.

- Information pertaining to the Insurance and Risk Coverage chapter:

Risk Management

The following information is added to this sub-section:

Outside North America, self retained risks are related to primarily Employer’s Liability, as well as Motor Liability. Various deductibles apply, depending on type of risk and country, ranging from 50,000 to 150,000 euros per event.

In North America, our subsidiaries self insure against risks related to General Liability, Motor Liability and Workers' Compensation. For this coverage, deductibles range from 300,000 USD to 1 million USD per event.

- Information pertaining to note 18-2 to the consolidated financial statements:

COVENANT

The table is supplemented as follows:
	August 21, 2003		August 31, 2004

	Covenant ratio	Actual ratio	Covenant ratio	Actual ratio

Net debt/EBITDA *	<2.25	2.03	<2	1.54
EBITA/ Financial expense *	>3.5	3.69	>4	4.73

* These four items are defined in the credit agreement. These definitions differ in several respects from accounting definitions. For example, in the definition provided in the covenants, net debt does not include restricted cash. As such, the financial covenants cannot be recalculated from the published financial statements.

ATTESTATION FROM THE SUPERVISOR OF THE ANNUAL REPORT REGISTERED AS “DOCUMENT DE REFERENCE” UNDER FRENCH LAW:

To our knowledge, the information provided in this supplemental document to our “Document de Reference” (file No. D.04-1542) which was filed with the Autorites des marches financiers on November 25, 2004 is in accordance with the reality; it includes all information necessary to allow investors to make their own assessment about the patrimony, the activity, the financial situation, the profits and the outlook of the Company; there is no omission that would impact this information.

Chairman of the Board of Directors

Pierre Bellon

ATTESTATION OF THE SUPERVISORS OF THE AUDIT OF THE ACCOUNTS:

STATUTORY AUDITORS’ REPORT ON THE SUPPLEMENT TO THE
« DOCUMENT DE RÉFÉRENCE » FILED WITH THE AMF UNDER N° D.04-1542.

In our capacity as auditors of Sodexho Alliance and in application of section 211-5-2 of AMF general regulation, we have verified, in accordance with the professional standards applied in France, the financial information relating to the statutory financial statements of Sodexho Alliance contained in the attached document modifying the « document de référence » (reference document No. D.04-1542) registered with the AMF.

The Chairman of the Board of Directors is responsible for his amended document. Our responsibility is to report on the fairness of the information included in this document with respect to the financial position and the financial statements.

On November 25, 2004 we reported on the « document de référence » and concluded that, based on our work, we had no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements. We have no basis for revising this opinion for events occurring subsequent to November 25, 2004.

The financial statements and the consolidated financial statements as of August 31, 2002 which were approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit and Olivier Belnet, in accordance with professional standards applied in France. Unqualified audit opinions were issued.

The financial statements and the consolidated financial statements as of August 31, 2003 and 2004 which were approved by the Board of Directors, were audited by PricewaterhouseCoopers Audit and KPMG Audit, in accordance with professional standards applied in France. Unqualified audit opinions were issued.

Our procedures were conducted in accordance with professional standards applied in France, and included an assessment of the fairness of the information relating to the financial position and the financial statements presented in this supplemental document and its consistency with the financial statements on which we have issued a report.

Our procedures also included the reading of the other information appearing in this supplemental document, in order to identify material inconsistencies with the information relating to the financial statements and to report any apparent misstatement of facts that we may have detected in reading the other information based on our general knowledge of the company obtained during the course of our engagement.

We have no observations to make regarding the truthfulness of this information or its consistency with the consolidated financial statements.

Paris La Defense, June 30, 2005

The statutory auditors

PricewaterhouseCoopers Audit		KPMG Audit
Department of KPMG SA

Hubert Toth		Patrick-Hubert Petit

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: July 6, 2005	By:	/s/ Siân Herbert-Jones

		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer